UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


                      THE TURNER CORPORATION
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            900273103
                          (CUSIP Number)

  G.J. Records, Jr., Midland Financial Co., 501 West I-44 Road,
             Oklahoma City, OK 73118   (405) 840-7640
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 17, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Records Co., A Limited Partnership
     IRS #73-1470906

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     WC and AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                   [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   Sole Voting Power:


8.   Shared Voting Power:

     375,900

9.   Sole Dispositive Power:

     375,900

10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially owned by Each Reporting
     Person:

     375,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                        [ ]

13.  Percent of Class Represented by Amount in Row (11):

     7.17%

14.  Type of Reporting Person:

     PN
- -------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     G. J. Records, Jr.
     SS No. 443 46 9774

2.   Check the Appropriate Box if a Member of a Group:    (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only:


4.   Source of Funds:

     00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):                   [ ]


6.   Citizenship or Place of Organization:

     Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   Sole Voting Power:


8.   Shared Voting Power:

     375,900

9.   Sole Dispositive Power:


10.  Shared Dispositive Power:



11.  Aggregate Amount Beneficially owned by Each Reporting
     Person:

     375,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                        [ ]

13.  Percent of Class Represented by Amount in Row (11):

     7.17%

14.  Type of Reporting Person:

     IN

- --------------------------------------

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock ("Common
Stock") of The Turner Corporation, whose principal executive offices are at 375 Hudson Street, New York, New York 10014.

Item 2.   Identity and Background.

     This statement is being filed jointly by The Records Co., A Limited Partnership (the "Partnership"), an Oklahoma limited partnership, and G.J. Records, Jr. (the "Proxy Holder"). George
J. Records and his wife Nancy J. Records are the general partners of the Partnership (the "General Partners"), and George J. Records is the managing general partner (the "Managing General Partner") of the Partnership. The business address of the Partnership, the General Partners and the Proxy Holder is c/o Midland Financial Co., 501 West I-44 Road, Oklahoma City, Oklahoma 73118. The principal occupation of George J. Records is Chairman of the Board of Midland Financial Co., and Mrs. Records manages personal investments. The Proxy Holder is President and Chief Executive Officer of MidFirst Bank and President of Midland Financial Co.

     Neither the Partnership, either of the General Partners nor the Proxy Holder has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Partnership, either of the General Partners nor the Proxy Holder has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the General Partners and the Proxy Holder is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The aggregate purchase price for the shares described below in Item 5(c) was $509,050, excluding commissions and other fees. The Partnership's own cash funds were used to effect the purchase of 5,600 shares having an aggregate purchase price of $50,762.50. The balance of funds used to purchase the remaining 49,800 shares having an aggregate purchase price of $509,050, were borrowed from Midland Financial Co., an affiliate of the Partnership and the Proxy Holder pursuant to the loan agreement previously filed as an Exhibit to the Schedule 13D.

Item 4.   Purpose of Transaction.

     The shares described below in Item 5(c) were acquired by the Partnership for investment purposes. The Partnership has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of this item.

Item 5.   Interest in Securities of the Issuer.

          (a)(b)  The aggregate amount of Common Stock
beneficially owned by the Partnership and the Proxy Holder is 375,900 shares (the "Shares"), which represent approximately 7.17% of the 5,240,812 shares believed to be outstanding. The Proxy Holder has the sole power to vote the Shares pursuant to the Appointment of Proxy (the "Proxy") previously filed as
Exhibit 5. The Managing General Partner, having the power to revoke the Proxy upon 24-hours notice, also has the power to vote or direct the vote of the Shares and has the power to dispose or to direct the disposition of the Shares.

          (c) The following transactions in the Common Stock, all of which were open market purchases through a broker, were effected by or on behalf of the Partnership since its most recent filing on Schedule 13D:

Date           No. of Shares         Price per Share
- ----           -------------         ---------------

2/2/96            2,400                $ 9.000
2/5/96              200                  9.000
2/12/96           2,900                  9.125
2/13/96             100                  9.000
3/11/96           6,500                  8.875
3/12/96             200                  8.875
3/12/96           4,500                  8.750
3/12/96           7,000                  9.000
3/13/96           1,000                  9.000
3/18/96           7,600                  8.875
3/19/96          10,000                  9.000
4/29/96           3,200                 10.000
5/17/96           9,800                 10.000

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          In addition to the pledge of the Shares described in the original Schedule 13D of the Partnership, the Partnership has appointed the Proxy Holder to vote the Shares pursuant to the Proxy previously filed as Exhibit 5.

Item 7.   Material to be Filed as Exhibits.

          In addition to the exhibits previously filed, the following are filed as exhibits:

Exhibit No.
- -----------

          None

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 1996                    THE RECORDS CO., A LIMITED
                                PARTNERSHIP


                                By  GEORGE J. RECORDS
                                    George J. Records
                                    Managing General Partner


                                G.J. RECORDS, JR.
                                G.J. Records, Jr.